Via Facsimile and U.S. Mail
Mail Stop 6010

March 19, 2007

Richard A. Barasch
President and Chief Executive Officer
Universal American Financial Corp.
Six International Drive, Suite 190
Rye Brook, New York 10573

Re: Universal American Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the Period Ended June 30, 2006
Filed August 9, 2006
File Number: 001-08506

Dear Mr. Barasch:

        We have completed our review of your above Forms 10-K and 10-Q and have no further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief